September 20, 2018

Via Overnight Mail

Ms. Cecilia Blye, Chief, Office of Global Security Risk
Ms. Amanda Ravitz, Assistant Director, Division of Corporation Finance

Ms. Jennifer Hardy, Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IRIDEX Corporation Form 10-K for the Fiscal Year Ended December 30, 2017 Filed March 14, 2018, Mail Stop 4628 File No. 000-27598

Dear Ms. Blye, Ms. Ravitz, and Ms. Hardy:

On behalf of IRIDEX Corporation (“we,” the “Company,” or “IRIDEX”), we submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated August 30, 2018 relating to the Company's Form 10-K for the fiscal year ended December 30, 2017 (the “Form 10-K”) filed on March 14, 2018.

In this letter, we recite the comments from the Staff in italicized type and follow each comment with the Company's response.  Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Form 10-K.

In your letter to us dated August 17, 2015, you discussed contacts with Syria.  You disclose sales in the Middle East and Africa, regions that include Syria and Sudan. Your disclosure does not discuss contacts with those countries.  As you know, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. sanctions and/or export controls.  Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan since the 2015 letter, including with their governments, whether through subsidiaries, distributors, resellers, affiliates, or other direct or indirect arrangements.  Please also discuss the materiality of any contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision.  Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Syria and Sudan for the last three fiscal

United States Securities and Exchange Commission
September 20, 2018

years and the subsequent interim period.  Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S. - designated state sponsors of terrorism.  Finally, tell us whether any contacts involved dual use products and, if so, the nature of the dual uses.

The Company is a leading worldwide provider of therapeutic and medical-based laser systems and delivery devices used to treat eye diseases in ophthalmology.  We sell internationally through approximately 70 independent distributors into 100 countries.  Our customers are doctors, hospitals, healthcare practices or humanitarian organizations.

Since the August 17, 2015 response letter, the Company has engaged in the sale of ophthalmology products to Syria.  These products used to treat eye disease are classified as EAR99 by the Department of Commerce and we have obtained export licenses from the Department of Commerce, Bureau of Industry and Security prior to completing such sales.  We distribute these products in Syria through a distributor, Pioneers for Medical Equipment, and have done so since 2006.

Since 2015, our sales to Syria have been as follows:

Year	Sales	Description
2015	$0	Qty 1: warranty replacement of SLx Laser System
2016	$89,650

Qty 1: SL Laser System; Qty 1: SLx Laser System; Qty 1: Cyclo G6; Qty 1: IQ 532 Laser System; Qty 1: Operating Microscope Adapter; Qty 2: DioPexy; Qty 1: Slit Lamp Adapter; Qty 1: Slit Lamp with table; Qty 3: Eye Safety Filters; Qty 7: prs. Safety Glasses; Qty 3: boxes G-Probe; Qty 5: boxes MicroPulse P3 devices; Qty 8: boxes EndoProbe

2017	$192,250

Qty 3: SL Laser Systems; Qty 1: TX Laser Systems; Qty 1: IQ 532 Laser System; Qty 2: IQ 577 Laser Systems; Qty 4: slit lamps and tables; Qty 1: Slit Lamp Adapter; Qty 3: TxCell Scanning Laser Delivery Systems; Qty 4: Eye Safety Filters; Qty 4: prs Safety Glasses; Qty: 18 boxes EndoProbe; Qty 2: boxes G-Probe; Qty 1: Footswitch

Through 8/31/18	$18,920	Qty 1: SL Laser System; Qty 1: box G-Probe; Qty 3: boxes EndoProbe; Qty 1: Eye Safety Filter; Qty 3: prs Safety Glasses; Qty 1: slit lamp observation tube; Qty 1: slit lamp beamsplitter

We anticipate future business dealings in Syria to follow this pattern.

United States Securities and Exchange Commission
September 20, 2018

Since 2015, we have had no sales in Sudan and no contacts with entities or individuals in Sudan, including the Sudanese government.  We do not anticipate future business dealings in Sudan.

Our contacts with Syria have all been to Pioneers for Medical Equipment and not with the Syrian government.  These contacts are not material in qualitative or quantitative terms and we do not consider these contacts a material investment risk for our security holders.  Our approximate revenues for 2015, 2016, 2017, and through August 31, 2018 were $41.8 million, $46.2 million, $41.6 million, and $26.7 million, respectively.  Sales to Syria per year expressed in terms of a percentage of overall revenues per year were 0.00%, 0.19%, 0.46%, and 0.07%, respectively, during 2015, 2016, 2017, and through August 31, 2018.  Apart from the sales to Syria described above, the Company does not own any assets or liabilities associated with either country.  As such, the contacts with Syria are not material to the Company in quantitative terms.

Our sales in Syria are to doctors, hospitals, or healthcare practices to help improve the lives of individual patients and our products have no intended non-medical use.  We are not aware of any of the doctors we sell to being employed by the Syrian government.  Furthermore, our products do not have a dual use.  Additionally, we obtained export licenses for all of our sales into Syria prior to completing any particular sale.  Therefore, we do not consider these corporate activities as having a negative impact on the Company's reputation and/or share value and we do not consider these contacts to be qualitatively material to investors wishing to avoid investment in companies that do business with U.S.-designated state sponsors of terrorism.

As noted above, the products sold to Syria are classified as EAR99 under the Department of Commerce Control List and have no material non-medical use.

In connection with IRIDEX’s responses to the Staff’s comments, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Securities and Exchange Commission, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings, and we may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

United States Securities and Exchange Commission
September 20, 2018

Should you desire to discuss these comments, please contact Philip H. Oettinger of Wilson Sonsini Goodrich & Rosati, Professional Corporation at your earliest convenience.  He can be reached at (650) 565-3564, and I may be reached at (650) 605-8782.

Sincerely,

/s/ William M. Moore
William M. Moore IRIDEX Corporation President and Chief Executive Officer

cc:	Philip H. Oettinger, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.